

August 13, 2010

Ms. Katherine Kelly
Vice President & Assistant General Counsel
BRISTOL-MYERS SQUIBB COMPANY
345 Park Avenue
New York, NY 10154

Re: BRISTOL-MYERS SQUIBB COMPANY
From 10-K for the Period Ended December 31, 2009
Filed February 19, 2010
File No. 001-1136

Dear Ms. Kelly:

We have reviewed your June 29, 2010 response to our May 26, 2010 letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Product and Pipeline Developments

1. Please refer to your response to comment two. It appears that you consider only those investigational compound or product projects in phase III and whose R&D expenditures are 10% or more of R&D expenses to be significant projects. Disclose why you believe these are appropriate criteria for deeming a project significant for purposes including the disclosures we suggest in our previous comment. We do not believe that determination of significance is limited to the phase of the project or the amount of R&D expense incurred or to be incurred. Projects including those in other phases may also be significant when

considering factors such as the expected effects on your cash flows or results of operations, which may be impacted by a new product introduction.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant